UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE - EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Extraordinary General Meeting to be held on December 14, 2015, at 4 p.m., at the Auditorium in the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº 2.235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

I. to approve the cancellation of 37,757,908 treasury shares, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws;

II. to approve the proposal for amendment of articles 15, § 3°, 17, items XXI and XXXII, 31, 32 and 33 of the Bylaws;

III. due to the resolutions on items (i) and (ii), to approve the consolidation of the Bylaws; and

IV. to approve the Regulations of the 2015 Long Term Incentive Plans for managers, management employees and other employees of the Company and companies under its control, as approved by the Board of Directors at the meeting held on September 29, 2015.

The shareholders or their legal representatives should attend the Meeting with the adequate identity documents. In the event of representation by proxy, shareholders should deliver at the Company head offices, no less than seventy-two (72) hours before the Meeting, the corresponding power of attorney granted as set forth in the applicable law.

The documents pertaining to the Agenda are at the shareholders’ disposal at the Company’s headquarters and also in its websites (www.santander.com.br/ir – in Corporate Governance>Minutes and Management Meetings and www.santander.com.br/acionistas – in Corporate Governance>Management [Administração]>Minutes and Management Meetings [Atas de Reuniões e Assembleias]) and at CVM (http://www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br) webpages.

São Paulo, November 13, 2015 - Sergio Agapito Lires Rial - Chairman of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 13, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer